UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               AMNIS SYSTEMS INC.
                               ------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                   384288-10-6
                                   -----------
                                 (CUSIP Number)

                                Edward V. Pollack
                            Leland, Parachini, et al.
                          333 Market Street, 27th Floor
                            San Francisco, CA  94105

                                    (415) 957-1800
                    -----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    June 28, 2001
                    -----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP  No.  384288-10-6

1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY).

              Lawrence  L.  Bartlett

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

          OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United  States

NUMBER  OF         7.   SHARED VOTING POWER
SHARES                      1,186,305
BENEFICIALLY       8.   SOLE VOTING POWER
OWNED  BY                   0
EACH               9.   SOLE DISPOSITIVE POWER
REPORTING                   1,186,305
PERSON  WITH      10.   SHARED  DISPOSITIVE  POWER
                            0

11.  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

          1,186,305

12.  CHECK  IF  THE  AGGREGATE  AMOUNT  IN  ROW (11) EXCLUDES CERTAIN
     SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.63%

14.  TYPE OF REPORTING PERSON

          IN

                               AMENDMENT NO. 1 TO
                        STATEMENT PURSUANT TO RULE 13d-1
                      OF THE GENERAL RULES AND REGULATIONS
                  UNDER THE SECURITIES ACT OF 1934, AS AMENDED

     This Amendment No. 1 amends the Schedule 13D filed on April 16, 2001 (the "Schedule 13D") which relates to shares of common stock, par value $0.0001 per share (the "Common Stock") of Amnis Systems Inc., a corporation organized under the laws of the state of Delaware (the "Issuer"). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the
Schedule  13D.  Except  as  amended  and  supplemented  hereby, the Statement on
Schedule 13D, as heretofore amended and supplemented, remains in full force and effect. The Items listed below are hereby amended and supplemented as follows:

ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     On June 28, 2001, the Reporting Person was granted an option to purchase 365,000 shares of Common Stock of the Issuer (the "June Option") at an exercise price of $1.07 per share, as compensation pursuant to and subject to the terms and conditions of an option agreement under the Issuer's 2000 Stock Plan, as amended, between the Issuer and the Reporting Person. The June Option is immediately exercisable upon vesting, 25% vesting on the date of grant, 25% vesting on March 1, 2002, then 2-1/12% vesting each month thereafter, and expires if not exercised within ten years of its grant.

     On October 13, 2001, the Reporting Person was granted an option to purchase 200,000 shares of Common Stock of the Issuer (the "October Option") at an exercise price of $0.35 per share, as compensation pursuant to and subject to the terms and conditions of an option agreement under the Issuer's 2000 Stock Plan, as amended, between the Issuer and the Reporting Person. The October Option is immediately exercisable upon vesting, 33% vesting on November 12, 2001, 33% vesting on December 12, 2001 and 34% vesting on January 12, 2002, and expires if not exercised within ten years of its grant.

     On December 27, 2001, the Reporting Person was granted an option to purchase 100,000 shares of Common Stock of the Issuer (the "December Option") at an exercise price of $0.62 per share, as compensation pursuant to and subject to the terms and conditions of an option agreement under the Issuer's 2000 Stock Plan, as amended, between the Issuer and the Reporting Person. The December Option is immediately exercisable upon vesting, 25% vesting on March 30, 2002, then 2-1/12% vesting each month thereafter, and expires if not exercised within ten years of its grant.

     On January 10, 2002, the Reporting Person exercised an option to purchase 113,695 shares of Common Stock of the Issuer (the "January Option") at the exercise price of $ 0.375 per share in a broker-assisted transaction on a cashless exercise basis.

     The Reporting Person utilized no personal funds in connection with the grant of the June Option, October Option, December Option or the exercise of the January Option.

ITEM  4.    PURPOSE  OF  TRANSACTION.

     The Reporting Person holds the securities reported in Item 5 for investment purposes.

     Depending upon evaluations of the Issuer's business and prospects, future development, market conditions and other factors, the Reporting Person may, from time to time, purchase additional Common Stock (or derivatives thereof) or sell or cause to be sold all or a portion of the Common Stock (or derivatives thereof) over which the Reporting Person exercises voting and dispositive power, either in the open market, in privately negotiated transactions, or otherwise.

     Other than as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, as amended;

     (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities
Exchange  Act  of  1934,  as  amended  (the  "Act");  or

     (j)  Any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     (a) - (b) On January 10, 2002, the Reporting Person sold 113,695 shares of Common Stock of the Issuer in transactions on the Over-The-Counter Bulletin Board for an aggregate sales price of approximately $114,695 (the "Open Market Sales"). The Open Market Sales are summarized as follows: (i) on January

10, 2002 the Reporting Person sold 100,000 shares at an average price per share of $1.01, (ii) on January 10, 2002 the Reporting Person sold 13,695 shares of Common Stock of the Issuer at an average price per share of $1.00.

     As of the date hereof, as a result of the Open Market Sales, the Reporting Person has beneficial ownership of 1,186,305 such shares, representing approximately 7.63% of the Common Stock of the Issuer (assuming the exercise of the Reporting Person's right to purchase 1,186,305 shares of the Issuer's common stock pursuant to the Issuer's Adopted 1997 Stock Plan and 2000 Stock Plan). This number includes 1,186,305 shares issuable upon exercise of stock options. The number of shares of common stock assumed to be outstanding has been adjusted pursuant to Rule 13d-3(d)(1). Assuming the exercise of the stock options, the Reporting Person would have sole voting power and sole dispositive power with respect to 1,186,305 shares of Common Stock.

     (c) Except as described herein, there have been no transactions in the Common Stock effected by the Reporting Person during the 60 days preceding the date of this Statement.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer that are the subject of this Statement.

     (e)     Not  applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2002
                                     By:       /s/  Lawrence  L.  Bartlett
                                          -------------------------------------
                                               Lawrence  L.  Bartlett